03015048

CM 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2003 WASH. D.C. 153

SEC FILE NUMBER
8-51644

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GENESIS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

36-60 Main Street, 2nd Floor
(No. and Street)

Flushing (City) New York (State) 11354 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William Yeh 718-886-8806
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Levine, Levine & Meyrowitz, CPAs,P.C.
(Name – *if individual, state last, first, middle name*)

111 Great Neck Road (Address) Great Neck (City) New York (State) 11021 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 18 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

T3/13

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, William Yeh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Genesis Securities, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

ANDREW F. DORA, JR.
NOTARY PUBLIC STATE OF N.Y.
NO. 02D04691931 QUEENS COUNTY
COMMISSION EXPIRES: 02-28-2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GENESIS SECURITIES, LLC

(FORMERLY GENESIS DAY TRADE, LLC)

FINANCIAL STATEMENTS

DECEMBER 31, 2002

TABLE OF CONTENTS

LEVINE, LEVINE & MEYROWITZ, CPAS, P.C.
JULES E. LEVINE, C.P.A. ROBERT M. LEVINE, C.P.A. DAVID J. MEYROWITZ, C.P.A.

INDEPENDENT AUDITOR'S REPORT

To The Members Of
Genesis Securities, LLC

We have audited the accompanying statement of financial condition of Genesis Securities, LLC as of December 31, 2002, and the related statements of income, and changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Genesis Securities, LLC as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information had been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Levine Levine & Meyrowitz CPAs PC

February 19, 2003

111 GREAT NECK ROAD, SUITE 201, GREAT NECK, NY 11021
PHONE: 516-482-4200 / FAX: 516-487-7049 / E-MAIL: LLMCPA.COM

GENESIS SECURITIES, LLC
(FORMERLY GENESIS DAY TRADE, LLC)
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2002

ASSETS		
Cash and Cash Equivalents	$	168,198
Receivable From Broker		450,508
Securities Owned: Marketable, At Market Value		26,300
Property and Equipment		110,689
Prepaid Expenses		4,152
Other Receivables		691,710
Security Deposits		36,569
Non-Marketable Securities		46,100
Organization Costs (Less Accumulated Amortization of $445)		135
TOTAL ASSETS	$	1,534,361
LIABILITIES		
Bank Loan Payable	$	146,510
Securities Sold, not yet Purchased, At Market Value		11,200
Accrued Expenses		794,274
TOTAL LIABILITIES		951,984
MEMBER'S EQUITY		582,377
TOTAL LIABILITIES & MEMBER'S EQUITY	$	1,534,361

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(FORMERLY GENESIS DAY TRADE, LLC)
STATEMENT OF INCOME AND CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

REVENUES	
Commissions	$ 729,681
Trading Income	292,889
Investment Income	3,811
Other Income	4,484,298
Total Revenues	$ 5,510,679
EXPENSES	
Clearance, Commission and Exchange Charges	$ 4,462,921
Depreciation and Amortization	70,719
Employee Compensation and Benefits	304,068
Entertainment	2,469
Communication and Data Processing	329,993
Insurance	2,699
Interest Expense	6,535
Occupancy	135,455
Office Expenses	37,364
Professional Fees	20,690
Travel	3,025
Taxes	12,914
Total Expenses	5,388,852
NET INCOME	121,827
Member's Equity – Beginning of Year	790,352
Member's Distributions	(329,802)
Member's Equity – End of Year	$ 582,377

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(FORMERLY GENESIS DAY TRADE, LLC)
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO
CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2002

Subordinated Liabilities – Beginning of Year	$	-0-
Increase/(Decrease)		-0-
Subordinated Liabilities – End of Year	$	-0-

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(FORMERLY GENESIS DAY TRADE, LLC)
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash Flows From Operating Activities:	
Net Income	$ 121,827
Adjustments To Reconcile Net Income To Net Cash From Operating Activities:	
Depreciation and Amortization	70,719
Increase in Receivable From Broker	(75,020)
Decrease In Commission Receivable	10,937
Decrease in Prepaid Expenses	6,511
(Increase) in Security Deposits	(10,233)
(Increase) in Other Receivables	(691,710)
Increase in Accrued Expenses	721,134
(Decrease) in Licensing Deposit	(10,000)
Total Adjustments	22,338
Net Cash From Operating Activities	144,165
Cash Flows From Investing Activities:	
Purchase of Fixed Assets	(52,689)
Net Purchases of Securities	(15,100)
Net Cash Flow (Used In) Investing Activities	(67,789)
Cash Flows From Financing Activities:	
Payment of Capital Lease Obligations	(16,593)
Proceeds of Bank Loan	146,510
Member Distributions	(329,802)
Net Cash Flow (Used In) Financing Activities	(199,885)
(Decrease) In Cash	(123,509)
Cash And Cash Equivalents At Beginning Of Year	291,707
Cash And Cash Equivalents At End Of Year	$ 168,198
Supplemental Disclosures:	
Cash Paid During the Year for:	
Interest	$ 6,535
Taxes	$ 15,895

The accompanying notes are an integral part of these financial statements.

GENESIS SECURITIES, LLC
(FORMERLY GENESIS DAY TRADE, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION:

Genesis Securities, LLC, formerly known as Genesis Day Trade, LLC, was established in New York State on February 5, 1999, for the purpose of providing financial services for trading NASDAQ and listed securities.

Genesis Securities is a financial service company that provides direct trading technology to the trading community that includes retail and institution.

Genesis Securities, LLC is registered with the Securities Exchange Commission ("SEC") as a broker-dealer of securities in accordance with Section 15(b) of the Securities and Exchange Act of 1934 (the "Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

The Company's accounting policies are in accordance with generally accepted accounting principles. Outlined below are those policies that are considered particularly significant:

(A) Use of Estimates:
To prepare financial statements in accordance with generally accepted accounting principles, management makes certain estimates and assumptions, where applicable, that affect the reported amounts of assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. While actual results could differ from those estimates, management does not expect such variances, if any, to have a material effect on the financial statements.

(B) Cash Equivalents:
The Company defines cash equivalents as all short-term, highly liquid investments with original maturity dates less than 90 days.

(C) Depreciation:
Depreciation is provided on a straight-line and accelerated basis using estimated lives of five to seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

(D) Commissions:
Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

(E) Software License Fees:
The Company recognizes revenue from the licensing of trading software based upon the licensee's monthly trading volume, subject to minimum use fees.

GENESIS SECURITIES, LLC
(FORMERLY GENESIS DAY TRADE, LLC)
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (continued)

(F) Organization Costs:
Organization costs are being amortized over sixty (60) months.

(G) Income Taxes:
The Company is not a taxpaying entity for the federal and state income tax purposes, and thus only city income tax expense has been recorded in the statements. Income of the Company is taxed to the member in their respective federal and state income tax returns. The members customarily make substantial capital withdrawals in April of each year to pay their personal income tax liabilities.

NOTE 3 – PROPERTY AND EQUIPMENT:

Assets are stated at cost. Depreciation and amortization are computed over the estimated useful life of the assets using various methods for both financial reporting and income tax purposes.

At December 31, 2002, Property and Equipment consisted of the following:

	Life	Costs	Accumulated Depreciation/ Amortization
Furniture and Fixtures	7 yrs	17,688	5,950
Computer Equipment	5 yrs	237,331	171,409
Leasehold Improvements	5 yrs	57,299	38,553
Capital Leases	5-7 yrs	44,896	30,613
		357,214	246,525

Depreciation expense was $70,603 for the year ended December 31, 2002.

NOTE 4 – OTHER RECEIVABLES

Other receivables consist of the following:

ECN Rebates Receivable	676,710
Due From Employee	15,000
	691,710

NOTE 5 – BANK LOAN PAYABLE

The Company has a $250,000 unsecured bank line of credit with an outstanding balance of $146,510 at December 31, 2002. The line of credit bears interest at the prime rate plus .5%. At December 31, 2002, the interest rate was 4.75%. Interest on said line amounted to $4,320 for the year ended December 31, 2002.

NOTE 6 – ACCRUED EXPENSES

Accrued expenses consist of the following:

ECN Rebates Payable	575,374
Accrued Commission Expense	153,077
Accrued Payroll Expense	25,656
Other Accrued Expenses	40,167
	794,274

NOTE 7 – OTHER INCOME

Other income consist of the following:

ECN Rebate Income	4,126,672
Software License Fees	357,626
	4,484,298

NOTE 8 – RELATED PARTY TRANSACTIONS

Included in other income is $215,000 of software licensing fees received from any entity 100% owned by the sole member of the company.

NOTE 9 - COMMITMENTS AND CONTINGENCIES:

The Company conducts its operations from facilities that are leased under two (2) non-cancelable operating leases expiring through June 2004. The Company has the option to renew the main lease for an additional five (5) year period. In addition, the Company is responsible for paying its proportional share of real estate tax escalations. Rental expense amounted to $ 127,412 for the year ended December 31, 2002.

Future minimum rentals payments under the above non-cancelable operating leases as of December 31, 2002 are as follows:

Year Ending December 31,	Amount
2003	$ 172,403
2004	54,965
Total	$ 227,368

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 10 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital in the amount of $100,000 and requires that the net capital not fall below 120% of the minimum amount, i.e. $120,000. At December 31, 2002, the Company had net capital of $265,396, which was $165,396 in excess of its minimum required net capital of $100,000. The Company's net capital ratio was 354 to 1.

SUPPLEMENTARY INFORMATION

SCHEDULE 1

GENESIS SECURITIES, LLC
(FORMERLY GENESIS DAY TRADE, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

NET CAPITAL		
Total Member's Equity Qualified For Net Capital		$ 582,377
Add: Liabilities Subordinated To Claims Of General Creditors Allowable In Computation Of Net Capital		-0-
Total Capital And Allowable Subordinated Liabilities		582,377
Deductions		
A. Non-Allowable Assets		
Property and Equipment - Net		110,689
Prepaid Expenses		4,152
Fees Receivable	691,710	
Less: Offsetting Payable	575,374	116,336
Non-Allowable Investments		46,100
Security Deposit		36,569
Organization Costs		135
		313,981
Net Capital Before Haircuts On Securities Positions (Tentative Net Capital)		268,396
Haircut On Securities Trading And Investment Securities		3,000
Net Capital		$ 265,396
AGGREGATE INDEBTEDNESS		
Items Included In Statement Of Financial Condition		
Accrued Expenses		$ 794,274
Bank Loan Payable		146,510
TOTAL AGGREGATE INDEBTEDNESS		$ 940,784
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum Net Capital Required		$ 100,000
Excess Net Capital		$ 165,396

The accompanying notes are an integral part of these financial statements.

SCHEDULE 1 (Continued)

GENESIS SECURITIES, LLC
(FORMERLY GENESIS DAY TRADE, LLC)
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2002

Excess Net Capital at 1500%	$ 202,677
Excess Net Capital at 1000%	$ 171,318
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.354 to 1

The accompanying notes are an integral part of these financial statements.

Report on Internal Control Required by
SEC Rule 17a – 5 for a Broker Dealer Claiming
An Exemption from SEC Rule 15c3 – 3

To The Members Of,
Genesis Securities, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Genesis Securities, LLC (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a – 5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a – 5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a – 3 (a)(11) and for the determining compliance with the exemptive provisions of rule 15c3 – 3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences requires by rule 17a – 13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of The Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the proceeding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a – 5 (g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Members,
Genesis Securities, LLC

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of the report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a – 5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be used for any other purpose.

Lerner Lerner & Mazzacurati CPAs PC

February 19, 2003